July 13, 2021

VIA EDGAR

Mr. Matthew Crispino
Ms. Jan Woo
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Imageware Systems Inc. Registration Statement on Form S-1 Filed June 16, 2021 File No. 333-257125

Ladies and Gentlemen:

This letter is submitted on behalf of ImageWare Systems, Inc. (the “Company”) in response to comments of the staff of the Office of Technology (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed June 16, 2021 as set forth in your letter dated June 25, 2021 (the “Comment Letter”), addressed to Kristin Taylor, Chief Executive Officer of the Company. The Company is filing its Amendment No. 1 to the Registration Statement (the “Amendment”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

REGISTRATION STATEMENT ON FORM S-1

Signatures, page II-11

1.
Please revise your signature page to have your principal financial officer, as well as your principal accounting officer or controller, sign the registration statement in his or her individual capacity.  If someone has signed in more than one capacity, indicate each capacity in which he or she signed.  For guidance, please refer to the signature requirements in Form S-1.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has corrected the signatures on page II-11 of the Amendment to address the Staff’s comment.

General

2.
We note that the company entered into a similar purchase agreement with Lincoln Park in 2020.  Please disclose the status of that agreement, including the number of shares sold under it.  Include risk factor disclosure that discusses the impact, if any, of the prior agreement on the current one.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that page 24 of the Amendment has been revised to disclose the status of the agreement with Lincoln Park in 2020 and the number of shares sold to Lincoln Park thereunder to address the Staff’s comment. Furthermore, the agreement with Lincoln Park in 2020 was terminated by the parties prior to entering into the Purchase Agreement. As such, there is no impact on the Purchase Agreement arising from the 2020 Lincoln Park Agreement.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate the Company’s counsel, Daniel W. Rumsey, at (619) 272-7062.

Very truly yours,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Partner
Disclosure Law Group, a Professional Corporation

cc:	Kristin Taylor Chief Executive Officer ImageWare Systems, Inc.